FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / Email: franklin@ogelelaw.com

Office: (973) 277 4239	New York (Bar #2364974)
Fax: (862) 772 3985	New Jersey (Bar #00252190)

September 22, 2023

Mr. Robert Shapiro

The United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:   Miami Breeze Car Care Inc.

Registration Statement on Form S-1 Filed August 15, 2022

File No. 333-266854

Dear Mr. Shapiro:

This letter is in response to the Staff letter of April 6, 2023. Miami Breeze Car Care Inc., hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment

Amendment No. 2 to Registration Statement on Form S-1 filed March 24, 2023, Cover page.

1.	We note your response to comment 1. Please revise your disclosure on the cover page of the prospectus, the prospectus summary and the plan of distribution to disclose that the selling stockholders will offer and sell their shares at a fixed price until such time as the company's common stock is listed on an established market, at which time they may be sold at prevailing market prices. In doing so, please disclose the amount of the fixed price (e.g., $3 per share) and make conforming revisions throughout the prospectus. Refer to Item 501(b)(3) of Regulation S-K.

Registrant’s Response

The cover page, the prospectus summary and the plan of distribution have been revised accordingly along with conforming revisions throughout the prospectus.

Financial Statements, page F-1

1.	Please update with audited financial statements for the year ended December 31, 2022, pursuant to Rule 8-08 of Regulation S-X.

Registrant’s Response

The audited financial statements for the year ended December 31, 2022, have been updated pursuant to Rule 8-08 of Regulation S-X.

General

2.	Please have your independent auditors provide an updated consent.

Registrant’s Response

An updated auditor’s consent is provided per Exhibit 23.1.

Sincerely,

/s/ Franklin Ogele

Franklin Ogele, Esq.

As Counsel for Miami Breeze Car Care, Inc.